September 2, 2016
Re:    ClubCorp Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2015
Filed February 29, 2016
File No. 001-36074

Via Email
Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Shenk:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the
“Staff”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 29, 2015 (the “2015 Form 10-K”) of ClubCorp Holdings, Inc. (the “Company”) in a letter dated August 23, 2016. We have considered the Staff’s comments and set forth below are the Staff’s comments, in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 29, 2015
Management’s Discussion & Analysis
Basis of Presentation
EBITDA and Adjusted EBITDA, page 52

1.
We note your response to comment number 2. In the proposed revised disclosure you state that you believe that Adjusted EBITDA is useful to investors and lenders as a performance measure because it reflects your consolidated and segment operating performance. Please revise to provide a more comprehensive and robust discussion rather than a generic statement as to why you believe that Adjusted EBITDA is useful to investors as a performance measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

RESPONSE

We are appreciative of the Staff's comments, and wish to provide disclosures that are responsive to the Staff's suggestions. As such, and in response to the Staff’s comment, in future Form 10-K and Form 10-Q filings, beginning with our next Form 10-Q, we will modify the disclosure under Basis of Presentation in Management’s Discussion & Analysis to provide a more comprehensive and robust discussion stating why we believe that Adjusted EBITDA is useful to investors as a performance measure. We believe Adjusted EBITDA is useful to investors as a performance measure because it is reflective of our core, ongoing, operating performance and provides relevant information about trends. We utilize Adjusted EBITDA for our internal and external financial guidance projections, investor presentations and we frequently respond to questions regarding Adjusted EBITDA in the context of our consolidated and segment operating performance. Analysts who cover our company frequently publish reports which include discussion of Adjusted EBITDA as the measure of historical and future operating performance. Our proposed revised disclosure is as follows, with bold representing changes to the proposed revised disclosure included in our letter dated August 10, 2016.

Adjusted EBITDA is a key financial measure used by our management (1) to internally measure our operating performance, (2) to evaluate segment performance, allocate resources and support certain valuation analyses and (3) to assess our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures. We believe that Adjusted EBITDA is useful to investors and lenders as a performance measure because it adjusts our operating results to be reflective of our core, ongoing, operating performance. As such, Adjusted EBITDA provides relevant information about trends for the periods presented and adjusts for the impact of items on a consistent basis from period to period. We believe this measure allows investors and lenders to evaluate performance using the same metrics that management uses to evaluate performance and plan annual budgets. We also believe Adjusted EBITDA is useful as a liquidity measure because it demonstrates our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures.

EBITDA is defined as net income before interest expense, income taxes, interest and investment income, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus or minus impairments, gain or loss on disposition and acquisition of assets, losses from discontinued operations, loss on extinguishment of debt, non-cash and other adjustments, equity-based compensation expense and an acquisition adjustment. The acquisition adjustment to revenues and Adjusted EBITDA within each segment represents estimated deferred revenue using current membership life estimates related to initiation payments that would have been recognized in the applicable period but for the application of purchase accounting, which adjustment in respect of Adjusted EBITDA is permitted by our debt agreements. Adjusted EBITDA is based on the definition of Consolidated EBITDA as defined in the credit agreement governing our Secured Credit Facilities and the indenture governing the 2015 Senior Notes may not be comparable to similarly titled measures reported by other companies. The credit agreement governing our Secured Credit Facilities and the indenture governing the 2015 Senior Notes contain certain covenants which are based upon specified financial ratios in reference to Adjusted EBITDA, after giving effect to the pro forma impact of acquisitions. Adjusted EBITDA as reported is identical to the computation of Consolidated EBITDA as defined in the credit agreement governing our Secured Credit Facilities and the indenture governing the 2015 Senior Notes, except that for purposes of certain covenants in the credit agreement and the indenture, a pro forma adjustment is made to Consolidated EBITDA in order to give effect to current period acquisitions as though they had been consummated on the first day of the four quarter period presented. The calculation of pro forma Adjusted EBITDA is included on page 50 of the Form 10-Q. The pro forma impact gives effect to all acquisitions in the four quarters ended June 14, 2016 as though they had been consummated on the first day of the third quarter of fiscal year 2015.

2.
Please clarify for us in further detail what “acquisition adjustment” encompasses when Adjusted EBITDA is used as a performance measure, and tell us how it is calculated. Additionally, please consider the guidance in 100.04 of staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures in regard to this adjustment when preparing future filings.

RESPONSE

At a majority of our private clubs, members are expected to pay an initiation payment upon their acceptance as a member to the club. As disclosed in Note 2 of our audited financial statements included in the 2015 Form 10-K, and in accordance with ASC 605-20-05, we recognize revenue related to membership initiation payments over the expected life of an active membership. The acquisition adjustment represents estimated deferred revenue related to initiation payments that would have been recognized in the applicable periods but for the application of purchase accounting rules, which in accordance with ASC 805-20-30 required that all existing deferred revenue be written off and not recognized in subsequent periods, as a performance obligation did not exist. Footnote 10 of the reconciliation of net (loss) income to EBITDA and Adjusted EBITDA on page 53 of the 2015 Form 10-K provided disclosure related to the acquisition adjustment. In future Form 10-K and Form 10-Q filings, beginning with our next Form 10-Q, we will describe the acquisition adjustment as a deferred revenue adjustment permitted by our debt agreements.

We record statistical journal entries for each impacted club to reflect the deferred revenue adjustment, such that our internal record-keeping reflects the deferred revenue adjustment at the individual club, segment and consolidated level. We believe these results reflect the fact that we are providing similar ongoing revenue generating services at both recently acquired clubs and clubs that have been in our portfolio for many years and the impact of purchase accounting on deferred revenue is not considered when we evaluate performance. GAAP requires that our reportable segment results are consistent with those reviewed by our Chief Operating Decision Maker. The results reviewed by our Chief Operating Decision Maker include the deferred revenue adjustment. Management and our Chief Operating Decision Maker use Adjusted EBITDA at the consolidated level, which includes the deferred revenue adjustment, to measure and assess operating performance. The deferred revenue adjustment is not reflected in our consolidated financial statements. The adjustment does not represent an acceleration of revenue. Using current estimated attrition lives, we expect such revenue will be recognized by fiscal year 2021 and the related deferred revenue adjustment will, accordingly, be eliminated. We do not defer or exclude any expenses related to the initiation payment revenue.

Additionally, the deferred revenue adjustment, along with other adjustments disclosed in the applicable reconciliations, is a defined and permitted adjustment to net income that is used to determine Adjusted EBITDA at the consolidated level in our covenant compliance calculations relating to our debt agreements. Since the deferred revenue adjustment, pursuant to the terms of our debt agreements, is included in Adjusted EBITDA used by management as both a performance measure and a liquidity measure, we believe it is also useful to investors to include it in Adjusted EBITDA when disclosed as a performance measure. We also believe that it would potentially be confusing to remove the deferred revenue adjustment from Adjusted EBITDA when disclosed as a performance measure because it would create a measure that is neither used as a liquidity measure, nor used by management in assessing performance.

As further described in comment number one above, we believe that Adjusted EBITDA (inclusive of the deferred revenue adjustment) is useful to investors and lenders as a performance measure because it adjusts our operating results to be reflective of our core, ongoing, operating performance. As such, Adjusted EBITDA provides relevant information about trends for the periods presented and adjusts for the impact of items on a consistent basis from period to period. We believe this measure allows investors and lenders to evaluate performance using the same metrics that management uses to evaluate performance and plan annual budgets.

We are filing this letter through EDGAR. Please feel free to call me at (972) 888-7308 if you have any questions or need additional information.

Respectfully submitted,

CLUBCORP HOLDINGS, INC.

By:	/s/ Curtis D. McClellan
Curtis D. McClellan
Chief Financial Officer and Treasurer